UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 27, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IG Design Group Plc
IG Design Group Americas, Inc.
Tom Merger Sub Inc.
File No. 005-18240

CF #37531

      IG Design Group Plc, IG Design Group Americas, Inc., and Tom Merger Sub Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule TO filed on January 31, 2020.

      Based on representations by IG Design Group Plc, IG Design Group Americas, Inc., and Tom Merger Sub Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit (a)(5)(B)

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary